Exhibit 23.8

Giant Interactive Group Inc.

Pursuant to Rule 438 of Regulation C promulgated under the Securities Act of 1933, as amended, I, Peter Andrew Schloss, consent to be named in the Registration Statement on Form F-1) of Giant Interactive Group Inc. and in all amendments and supplements thereto, as a proposed member of the board of directors of Giant Interactive Group Inc.

Dated:                , 2007

/s/ Peter Andrew Schloss
Peter Andrew Schloss